                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549






                                SCHEDULE 13G
                             (Amendment No. __)
                 Under the Securities Exchange Act of 1934


                            MKTG Services, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                55308X 100
                     ----------------------------------
                              (CUSIP Number)


                              Gerald F. Stahlecker
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                              251 St. Asaphs Road
                             Bala Cynwyd, PA 19004


                                December 31, 2002
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

CUSIP No. 55308X 100                   13G                          Page 2 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     RGC International Investors, LDC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    866,232
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                866,232
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     866,232
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------

CUSIP No. 55308X 100                   13G                          Page 3 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     Rose Glen Capital Management, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    866,232
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                866,232
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     866,232
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

CUSIP No. 55308X 100                   13G                          Page 4 of 9
          ---------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

     RGC General Partner Corp.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /
      (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                   0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH                    866,232
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                866,232
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     866,232
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

CUSIP No. 55308X 100                   13G                          Page 5 of 9
          ---------


ITEM 1.  (a)      NAME OF ISSUER:

                  MKTG Services, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  333 Seventh Avenue, 20th Floor, New York, New York 10001


ITEM 2.  (a) NAMES OF PERSONS FILING:

         See Item 2(c) below.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         See Item 2(c) below.

         (c) CITIZENSHIP:

         RGC International Investors, LDC ("RGC")
         c/o SEI Fund Resources International, Ltd.
         Styne House, Upper Hatch Street
         Dublin 2 Ireland
         Cayman Islands limited duration company

         Rose Glen Capital Management, L.P. ("Rose Glen")
         3 Bala Plaza East, Suite 501
         251 St. Asaphs Road
         Bala Cynwyd, Pennsylvania 19004
         Delaware limited partnership

         RGC General Partner Corp. ("Partner")
         3 Bala Plaza East, Suite 501
         251 St. Asaphs Road
         Bala Cynwyd, Pennsylvania 19004
         Delaware corporation

         RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

         (d) TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01 per share (the "Common Stock").

         (e) CUSIP NUMBER:

         55308X 100

CUSIP No. 55308X 100                   13G                          Page 6 of 9
          ---------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
        |X|

ITEM 4. OWNERSHIP

        (a) Amount beneficially owned:

            866,232 shares of Common Stock

        (b) Percent of Class:

            Approximately 9.9% as of the date of filing of this statement, based on 8,738,879 shares of Common Stock issued and outstanding as of December 31, 2002, based upon information provided by the Issuer.

        (c) Number of shares as to which such persons have:

                (i)     Sole power to vote or to direct the vote:

                        0

                (ii)    Shared power to vote or to direct the vote:

                        866,232

                (iii)   Sole power to dispose or to direct the disposition of:

                        0

                (iv)    Shared power to dispose or to direct the disposition of:

                        866,232

CUSIP No. 55308X 100                   13G                          Page 7 of 9
          ---------


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not Applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.


ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55308X 100                   13G                          Page 8 of 9
          ---------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RGC International Investors, LDC
                                          By: Rose Glen Capital Management, L.P.
                                                 By:  RGC General Partner Corp.

Dated:  January 10, 2003                           By: /s/ Gerald F. Stahlecker
                                                     --------------------------
                                                     Gerald F. Stahlecker
                                                     Managing Director

                                        Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  January 10, 2003                           By: /s/ Gerald F. Stahlecker
                                                     --------------------------
                                                     Gerald F. Stahlecker
                                                     Managing Director

                                        RGC General Partner Corp.

Dated:  January 10, 2003                           By: /s/ Gerald F. Stahlecker
                                                     --------------------------
                                                     Gerald F. Stahlecker
                                                     Managing Director


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                 CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS. 1001).

CUSIP No. 55308X 100                   13G                          Page 9 of 9
          ---------


                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of MKTG Services, Inc., and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                                    RGC International Investors, LDC
                                     By:  Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  January 10, 2003                        By: /s/ Gerald F. Stahlecker
                                                  --------------------------
                                                  Gerald F. Stahlecker
                                                  Managing Director

                                          Rose Glen Capital Management, L.P.
                                          By:  RGC General Partner Corp.

Dated:  January 10, 2003                         By: /s/ Gerald F. Stahlecker
                                                  --------------------------
                                                  Gerald F. Stahlecker
                                                  Managing Director

                                          RGC General Partner Corp.

Dated:  January 10, 2003                        By: /s/ Gerald F. Stahlecker
                                                  --------------------------
                                                  Gerald F. Stahlecker
                                                  Managing Director